Q2 FY2022 INVESTOR PRESENTATION

2 This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; our ability to manage our rapid growth or achieve anticipated growth; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2021. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q2 FY2022

6 WE ARE A LEADING NEXT-GEN TECHNOLOGY SERVICES PROVIDER AND HELP ACCELERATE DISRUPTION BY DELIVERING RAPID EVOLUTION TO ENTERPRISES. OUR PEOPLE SYNTHESIZE CREATIVITY, TECHNOLOGY, AND DELIVERY AT SCALE IN MULTI-DISCIPLINARY TEAMS, ENABLING US TO SUPPORT OUR CLIENTS FROM IDEATION TO PRODUCTION. FROM PROOF OF CONCEPT, TO PROTOTYPE, TO PRODUCTION, WE USE OUR ENGINEERING EXPERTISE TO DELIVER ENTERPRISE PRODUCTS AND PLATFORMS CAPABLE OF HANDLING MILLIONS OF TRANSACTIONS PER DAY. IN THIS NEW REALITY, WE’LL BUILD THE EXPERIENCES, TECHNICAL SCAFFOLDING, AND INFRASTRUCTURE DESIGNED TO ENABLE AN ENTIRELY NEW SET OF INTERACTIONS BETWEEN PEOPLE AND TECHNOLOGY. We enable change AS A RESULT OF THE RAPID SOCIAL CHANGES THE WORLD HAS BEEN FORCED TO ADAPT OVER THE LAST TWO YEARS, BUSINESSES HAVE HAD TO SWIFTLY EVOLVE TO ENSURE THEY COULD CONTINUE TO OPERATE, WHILE MEETING A VERY DIFFERENT SET OF CUSTOMER EXPECTATIONS. IN THIS NEW REALITY, AN ORGANISATION’S ABILITY TO OPERATE PRIMARILY IN A DIGITAL LANDSCAPE MAY DICTATE ITS ABILITY TO BOTH SURVIVE AND SUCCEED. WE BELIEVE, MOVING FORWARD, TRUE DIGITAL TRANSFORMATION AND THE ESTABLISHMENT OF A FLEXIBLE BUSINESS MODEL WILL BECOME MISSION CRITICAL FOR BUSINESSES. The new reality

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE DELIVERY FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

WE SERVE A LARGE ADDRESSABLE MARKET * IDC’s Future Scape: Worldwide Digital Transformation 2021 Predictions 2020 $6.8T 2023 15.5% CAGR FOR DIGITAL   TRANSFORMATION   INVESTMENTS 9

ENDAVANS BY GEOGRAPHY FY17 FY18 FY19 FY20 FY21 Q2FY21 Q2FY22 Western Europe 233 232 254 448 493 465 536 Central Europe - EU Countries 2,314 2,578 3,062 3,368 4,469 3,809 5,299 2,547 2,810 3,316 3,816 4,962 4,274 5,835 Central Europe - Non-EU 1,073 1,279 1,583 1,810 2,361 2,194 2,597 Latin America 68 665 780 895 1,244 896 1,604 North America 56 65 75 103 311 98 350 APAC 5 2 5 3,744 4,819 5,754 6,624 8,883 7,464 10,391 CLOSE TO CLIENT Australia Austria Denmark Germany Ireland Netherlands Singapore   Switzerland United Kingdom United States NEARSHORE DELIVERY European Union:   Bulgaria, Croatia, Romania and Slovenia   Central European:   Bosnia & Herzegovina, Moldova, North Macedonia and Serbia   Latin America:  Argentina, Colombia, Mexico,  Uruguay and Venezuela 10,391 AS OF DEC 31, 2021 GLOBAL EMPLOYEES 10 48 CITIES / / 23 COUNTRIES

CONCISE
UK
IT CONSULTANCY
COMPUDAVA
MOLDOVA
NEARSHORE DELIVERY
ALPHEUS
GERMANY
CONSULTING BUSINESS
NICKELFISH
USA
DIGITAL, UX & STRATEGY FIRM
VELOCITY PARTNERS
USA & LATAM
NA SALES & LATAM DELIVERY
INTUITUS
UK
IT CONSULTANCY PRIVATE EQUITY
COMTRADE
ADRIATIC REGION
SOFTWARE ENGINEERING SERVICES
LEVVEL
USA
TECH STRATEGY CONSULTING & ENGINEERING
PS TECH
SERBIA
AGILE DELIVERY
ISDC
NETHERLANDS & CE
AGILE DELIVERY
BAIN PARTNERSHIP ANNOUNCED
EXOZET
GERMANY
DIGITAL AGENCY
FIVE
USA, CROATIA
DIGITAL AGENCY
FOUNDED IN
2000
EXPAND TO CE
EXPAND TO USA
EXPAND TO LATAM
IPO NYSE JULY 2018
Q2 FY22
2022
HEADCOUNT
60
240
1,000
2,000
5,000
10,391

HISTORY OF ENDAVA

11

12 WE CREATE VALUE THROUGH THE DELIVERY OF

13 BUSINESS ANALYSIS DATA & ANALYTICS   DIGITAL PRODUCT STRATEGY PE DIGITAL & IT ADVISORY PROGRAMME MANAGEMENT TECHNOLOGY STRATEGY AUTOMATED TESTING. CLOUD NATIVE SOFTWARE ENG. CONTINUOUS DELIVERY . DISTRIBUTED AGILE DELIVERY INTELLIGENT AUTOMATION SECURE DEVELOPMENT AGILE APPLICATIONS MGMT CLOUD INFRASTRUCTURE   DEVSECOPS   SERVICE DELIVERY SMART DESK   TELEMETRY & MONITORING ARCHITECTURE EXTENDED REALITY MACHINE LEARNING & AI   PRODUCT DESIGN USER EXPERIENCE DESIGN VISUAL DESIGN

14 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE BANKING PAYMENTS RETAIL / CPG LOGISTICS HEALTHCARE

ROI OPPORTUNITY
PROTOTYPING
SMART POS SYSTEMS
PAYMENTS PLATFORMS
OPEN APIs
ROBOTIC AUTOMATION
REAL OMNI-CHANNEL
SCHEMELESS
PSD2
FINANCIAL INCLUSION
CUSTOMER CENTRIC UX
MESSAGE APPS
IN APP P2P
CHATBOTS
BIOMETRIC
MICRO MERCHANTS & NANO PAYMENTS
BLOCKCHAIN
FRICTIONLESS PAYMENTS
CRYPTOCURRENCY
AR
VERTICALLY-INTEGRATED PAYMENTS
BNPL
OPEN BANKING
REAL TIME PAYMENTS
EMBEDDED FINANCE
CRYPTO WALLETS
CROSS BORDER PAYMENTS
CLOSED LOOP PAYMENT ECOSYSTEM
PAAS
2016
2017
2018
2019
2020
2021
2022

DOMAIN EXPERTISE: PAYMENTS

15

16 AS WE STRIVE TO BE THE ASPIRATIONAL BRAND FOR IT PROFESSIONALS IN THE REGIONS IN WHICH WE OPERATE, WE ATTRACT HIGH QUALITY TALENT. TO SUPPORT THIS GROWTH, WE NEED LEADERSHIP AND HAVE DEVELOPED THE ‘PASS IT ON’ INITIATIVE WHICH DRIVES LOYALTY AND LOWERS ATTRITION. WE USE TUCK-IN ACQUISITIONS TO ACCELERATE OUR GROWTH STRATEGY - TO EITHER ESTABLISH OURSELVES IN A NEW GEO OR TO ESTABLISH A NEW AREA OF EXPERTISE AND MARKET GROWTH. BRAND CULTURE M&A Scalability

17 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

18 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

19 2 Financials Q2 FY2022

20 MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW Financial  Highlights

21 STRONG REVENUE GROWTH FY17 FY17 FY19 FY20 FY21 _ FY21 FY22 157.7 105.2 147.595.1446.3351.0287.9217.6159.4 CAGR 29.4% OVER LAST 5 YEARS, 88.5% OF REVENUE (ON AVERAGE) EACH FISCAL YEAR WAS GENERATED FROM CLIENTS IN THE PREVIOUS YEAR. FY17 JUNE 30 DEC 31 Q2FY21 Q2FY22FY18 FY19 +52.3% YOYRevenue (£m) FY20 FY21 Q1 Q2 305.2 200.3

19.2% 6M Q2 Q1 22 FY17 FY18 FY19 FY20 FY21 _ FY21 FY22 19.1 10.6 24.98.754.425.330.124.621.7 ROBUST PROFITABILITY FY17 FY18 FY19 FY20 FY21 _ FY21 FY22 33.0 20.6 34.818.292.168.651.933.525.2 15.8% 19.2% 23.6%MARGIN FY17 FY18 15.4%9.6% FY17 JUNE 30DEC 31 Q2FY21 Q2FY22FY18 FY19 FY19 18.0% DEC 31 Q2FY21 Q2FY22 14.4% * See page 28 for reconciliation of IFRS to Non-IFRS metrics CAGR 38% Adjusted Profit Before Tax (£m)*Profit Before Tax (£m) 13.6%MARGIN 11.3% 10.5% FY20 7.2% FY20 19.5% FY21 12.2% 20.6% FY21 18.5 JUNE 30 44.0 19.3 Q1 Q2 10.1% 12.1% 9.2% 16.9% 67.8 38.8 4 22.2 19.6% 20.9% 23.6% 6M Q2 Q1 Q1 Q2

Top Client Revenue %
TOP TEN
49%
42%
38%
38%
35%
38%
35%
37%
34%
FY17
FY18
FY19
FY20
FY21
6M21
6M22
Q2FY21 Q2FY22
JUNE 30
DEC 31
DEC 31


No. of Clients / Revenue > £1m*
34
46
63
65
85
75
107
FY17
FY18
FY19
FY20
FY21
Q2FY21
Q2FY22
JUNE 30
DEC 31

DEEP CLIENT RELATIONSHIPS

* Calculated on a 12 month rolling basis.

23

DEC 31DEC 31 24 INCREASING NUMBER & SPEND OF CLIENTS FY17 FY19 FY21 Q2FY21 689521615416275258188 FY17 FY19 FY21 6M21 Q2FY22 298229504401697647699597504 0 3898 7795 11693 15590 FY17 FY19 FY21 6M21 Q2FY22 5,4203,86010,7307,58015,59013,38010,8709,0407,820 FY17 JUNE 30 FY18 FY19 FY20 Total No. of Clients Average Spend: TOP TEN CLIENTS (£000s) Average Spend: REMAINING CLIENTS (£000s) FY17 JUNE 30 FY18 FY19 Q2FY21 Q2FY22 DEC 31 FY20 FY17 JUNE 30 FY18 FY19 FY20FY21 FY21 Q2FY21 Q2FY22FY216M21 6M22 DEC 31 Q2FY21 Q2FY22 6M21 6M22 DEC 31

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 24% 25% 51% PAYMENTS AND FINANCIAL SERVICES TECHNOLOGY, MEDIA & TELECOMMUNICATIONS OTHER REVENUE % BY VERTICAL Q2 FY22 FY17 FY18 FY19 FY20 FY21 _ Q2FY21 Q2FY22 3%2%30%30% 35% 29%31%29% 27% 21% 16% 21%27%24%24%28%34% 34% 41%42%42%44%45%45%50% UK EUROPE N.AMERICA RoW * FY17 JUNE 30 DEC 31 Q2FY21 Q2FY22FY18 FY19 25 * Other includes consumer products,   healthcare, mobility and retail verticals Revenue by Region 3% FY20 FY21 3% 3%2%

6M Q2 Q1 1.6% 2.4% LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 20.75 41.50 62.25 83.00 FY17 FY18 FY19 FY20 FY21 _ FY21 FY22 31.2 18.7 16.521.282.731.529.828.711.2 FY17 FY19 FY21 FY21 3.8 1.7 3.50.65.99.77.35.46.5 FY17 6M21 6M22FY18 % OF REVENUE 7.0% 19.9% 15.6% FY17 JUNE 30 FY18 13.2%4.1% 1.1% 2.4%2.5% JUNE 30 DEC 31 FY19 2.5% FY19 10.4% 26* See page 28 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY20 2.8% FY20 9.0% DEC 31 6M21 6M22FY21 1.3% FY21 18.5% 32.6 Q1 Q2 7.3 2.3 0.6% 2.3% 6M Q2 Q1 Q1 Q2 47.7 39.9 17.7% 19.8% 22.3% 11.2% % OF REVENUE

3 Appendix Q2 FY2022 27

SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION

	TWELVE MONTHS ENDED JUNE 30			*SIX MONTHS ENDED DECEMBER 31*		*THREE MONTHS ENDED DECEMBER 31*	
	2019	**2020**	**2021**	**2020**	**2021**	**2020**	**2021**
Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS							
Revenue Growth as Reported under IFRS	32.3 %	21.9 %	27.2 %	19.1 %	52.3 %	22.5 %	49.8 %
Foreign exchange rates impact	(1.2)%	(0.9)%	2.4 %	0.1 %	4.6 %	(1.1)%	3.6 %
Revenue Growth at Constant Currency Including Worldpay Captive	**31.1 %**	**21.0 %**	**29.6 %**	**19.2 %**	**56.9 %**	**21.4 %**	**53.4 %**
Impact of Worldpay Captive	-	3.2 %	0.8 %	1.6 %	-	-	-
Proforma Revenue Growth Rate at Constant Currency Excluding Worldpay Captive	**31.1 %**	**24.2 %**	**30.4 %**	**20.8 %**	**56.9 %**	**21.4 %**	**53.4 %**
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period							
£ in 000s							
Profit before Tax	30,100	25,256	54,355	19,333	43,998	10,608	19,076
Adjustments:							
Share based compensation expense	12,022	15,663	24,427	11,896	20,916	5,965	11,758
Discretionary EBT bonus	-	27,874	-	-	-	-	-
Amortization of acquired intangible assets	3,472	4,075	6,725	2,280	4,941	1,114	2,480
Foreign currency exchange (gains) losses, net	(2,945)	(2,054)	6,546	5,304	(2,060)	2,892	(303)
Initial public offering expensses incurred	1,055	-	-	-	-	-	-
Secondary offering expenses incurred	1,009	-	-	-	-	-	-
Stamp duty on transfer of shares	10	-	-	-	-	-	-
Sarbanes-Oxley compliance readiness expenses incurred	1,440	-	-	-	-	-	-
Fair value movement of contingent consideration	5,805	-	-	-	-	-	-
Net gain on disposal of subsidiary	-	(2,215)	-	-	-	-	-
Total Adjustments	**21,868**	**43,343**	**37,698**	**19,480**	**23,797**	**9,971**	**13,935**
Adjusted Profit Before Tax	**51,968**	**68,599**	**92,053**	**38,813**	**67,795**	**20,579**	**33,011**
Margin % (Adjusted Profit Before Tax as a percentage of Revenue)	**18.0 %**	**19.5 %**	**20.6 %**	**19.4 %**	**22.2 %**	**19.6 %**	**20.9 %**
Profit for the Period	24,007	21,410	43,441	14,507	35,951	7,799	15,406
Adjustments:							
Adjustments to profit before tax	21,868	43,343	37,698	19,480	23,797	9,971	13,935
Tax impact of adjustments	(3,969)	(8,787)	(7,241)	(2,966)	(4,977)	(1,416)	(2,870)
Adjusted Profit for the Period	**41,906**	**55,966**	**73,898**	**31,021**	**54,771**	**16,354**	**26,471**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow							
Net Cash from Operating Activities	35,348	40,243	88,352	41,883	54,871	20,413	34,962
Adjustments:							
Grant received	1,784	888	228	220	43	(89)	42
Net purchase of non-current assets (tangible and intangible)	(7,326)	(9,685)	(5,920)	(2,236)	(7,227)	(1,660)	(3,777)
Adjusted Free Cash Flow	**29,806**	**31,446**	**82,660**	**39,867**	**47,687**	**18,664**	**31,227**
Margin % (Adjusted Free Cash Flow as a percentage of Revenue)	**10.4 %**	**9.0 %**	**18.5 %**	**19.9 %**	**15.6 %**	**17.7 %**	**19.8 %**

IFRS TO NON-IFRS RECONCILIATION

28